Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, California 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

November 30, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re:     Rainier Investment Management Mutual Funds - File Nos. 33-73792 and 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. Brion Thompson of the Securities and Exchange Commission’s (the “Commission”) staff to Elaine Richards, Esq. of U.S. Bancorp Fund Services, LLC, on behalf of and with respect to the Registrant’s Post-Effective Amendment No. 43 to the Trust’s Registration Statement filed on Form N-1A filed on September 20, 2012 (“PEA No. 43”). PEA No. 43 contained disclosure with respect to the new Class A shares for the Registrant’s Rainier International Discovery Fund. Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s next Post-Effective Amendment to be filed on or about November 19, 2012.

In addition to the comments provided with respect to PEA No. 43, Mr. Thompson also relayed comments from Mr. Chad Eskildsen of the Commission’s staff, whose comments were derived from his review of the Registrant’s most recent two filings made on Form N-CSR (i.e., Semi-Annual Report for the period ended September 30, 2011 and filed December 5, 2011; and Annual Report for the fiscal year ended March 31, 2012 and filed June 7, 2012). Per Mr. Thompson’s request, the Registrant’s responses to those comments are included herein.

Ms. Richards has shared Mr. Thompson’s comments with us, and we have discussed those comments and these responses with officers of the Registrant.

Those comments are summarized below and organized in the same fashion as presented by Mr. Thompson.

Securities and Exchange Commission

November 30, 2012

Comments Regarding PEA No. 43

1.	Comment: Please ensure that the date noted on the front of the prospectus will be sometime after November 1, 2012.

Response: The Registrant confirms that the prospectus will be dated on or after the date of effectiveness, which is November 19, 2012.

2.	Comment: Please place directly into the fee table the 1.00% contingent deferred sales charge noted in the footnote to the fee table with respect to certain purchases.

Response: Were the Registrant to make the requested change, the table would reflect more than one type of sales charge. The Registrant understands that such disclosure format would be appropriate, in accordance with Instruction 2(a)(ii) to Item 3, “[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))” (in which case the first caption in the table would read “Maximum Sales Charge (Load)” and would show the maximum cumulative percentage). However, the Registrant believes this result would not be appropriate for the Fund as it does not charge both a front-end sales charge and a deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Because the Registrant believes it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, the Registrant has not modified the disclosure.

3.	Comment: Please file as an exhibit to the registration statement the operating expenses agreement with respect to the Rainier International Discovery Fund.

Response: The Registrant will include as an exhibit to its next Post-Effective Amendment the updated operating expenses agreement amendment related to the Rainier International Discovery Fund.

4.	Comment: In the Principal Investment Strategies section of the Summary Section and Item 9, please enhance, as appropriate, the disclosure with respect to any principal investment strategies involving investments in derivatives according to the guidance provided in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”).

Response: After carefully reviewing the relevant disclosure in the Principal Strategies section of the Summary Section, the Registrant responds by noting that it believes the disclosure adequately and accurately describes the Fund’s current and anticipated usage of derivatives, and related risks, in accordance with the Letter. The Registrant monitors the Fund’s use of derivatives and will, as appropriate, consider whether the disclosure remains complete and adequate, particularly when preparing the annual registration statement update related to the Fund.

Securities and Exchange Commission

November 30, 2012

5.	Comment: Please indicate supplementally whether the last paragraph on page 2 under Principal Investment Strategies concerning the Rainier International Discovery Fund’s ability to invest up to 10% of its assets in cash or cash equivalents reflects a “principal investment strategy” of the Rainier International Discovery Fund. If not, please consider moving this sentence to page 5 of the prospectus pursuant to Item 9 of Form N-1A.

Response: The Registrant confirms that the referenced paragraph reflects a principal investment strategy of the Rainier International Discovery Fund. Accordingly, the Registrant has chosen to retain the disclosure in its current location.

6.	Comment: It appears that certain risk disclosure on pages 6-8 of the prospectus has not also been reflected on page 3 (i.e., the Summary Section) of the prospectus. (See Equities Risk and Liquidity Risk, as examples.) Please reconcile the risk disclosure accordingly.

Response: The Registrant is permitted under General Instruction C.3.(b) of Form N-1A to disclose risks outside of the Summary Prospectus that are not necessarily principal investment risks. The disclosure on pages 6 through 8 is a more general discussion of investment strategies and risks, which provides information both responsive to Item 9 and other permitted risk disclosure. Registrant also is relying on General Instruction C.3.(a) to treat certain information presented in the Summary Prospectus as responsive to Item 9, and is not required to repeat all of that disclosure.

Comments Received in Connection with Staff’s Review of the Registrant’s Form N-CSR Filings

7.	Comment: The Staff observed that the Rainier Large Cap Equity Portfolio, Rainier Mid Cap Equity Portfolio, Rainier Small/Mid Cap Equity Portfolio and Rainier Balanced Portfolio each contain Portfolio Turnover Risk disclosure in the most recent prospectus dated July 31, 2012 under each Fund’s respective Principal Investment Risk headings. However, none of the Funds appear to provide any corresponding principal investment strategy disclosure. Additionally, in reviewing the Financial Highlights for each of the Funds, it does not appear that the Funds do, in fact, have high portfolio turnover rates. Please explain supplementally the rationale for the risk disclosure or for not including corollary strategy disclosure. Additionally, please state how the Registrant will remedy the apparent discrepancies in including the disclosure.

Response: The Registrant has reviewed the prospectus disclosure and believes that the current disclosure is adequate The Registrant notes that the rather than being a principal investment strategy, portfolio turnover is a byproduct of each Fund’s investment strategy. As such, the Registrant does not believe it is appropriate to add disclosure to the Principal Investment Strategy section of each Fund regarding the Fund’s portfolio turnover; rather the

Securities and Exchange Commission

November 30, 2012

Registrant believes it is important to inform investors that there is a risk that portfolio turnover resulting from the stated principal investment strategies for each of the Funds may be considered high. Additionally, while the portfolio turnover rate for the Rainier Large Cap Equity Portfolio and the Rainier Balanced Portfolio during the past year may not have been as high as previous years, the Registrant still believes it is a material risk that those Funds could experience high portfolio turnover in the current year or future years, making the risk disclosure appropriate.

8.	Comment: Item 27(d)(6) of Form N-1A requires that the Registrant include a “Statement Regarding the Basis for Approval of Investment Advisory Contract.” It appears that no such statement concerning the Rainier International Discovery Fund was provided in either of the Form N-CSR filings reviewed. Please address.

Response: The Registrant undertakes to provide the referenced required statement in the next Semi-Annual Report dated September 30, 2012 to be filed on or before December 10, 2012.

9.	Comment: Item 27(b)(7)(ii)(A) of Form N-1A requires that the Registrant provide a line graph comparing the initial and subsequent account values at the end of the most recently completed 10 fiscal years compared to an “appropriate broad-based securities market index.” The line graph with respect to the Rainier Balanced Portfolio in both Forms N-CSR reviewed does not appear to contain a line graph representing an appropriate broad-based securities market index. Rather, the line graph reflects that of a “blended index.” Please address.

Response: With respect to the Rainier Balanced Portfolio, the Registrant will retain that blended index as permitted by Instruction 6 to that Item, but also undertakes to add a line graph of an appropriate broad-based securities market index, within the meaning of Instruction 5 to that Item, in the next Semi-Annual Report dated September 30, 2012 to be filed by or before December 10, 2012. A similar graph will be contained in relevant reports filed on Form N-CSR going forward.

10.	Comment: In reviewing the Schedule of Investments for the Rainier Intermediate Fixed Income Portfolio, it appears that the Fund holds a significant percentage of assets (i.e., 52.4%) within the Financials sector. Please explain supplementally why the Registrant has not enhanced its disclosure concerning such holdings in its prospectus with appropriate principal investment strategy language and corresponding risk disclosure.

Response: In its annual and semi-annual reports, the Registrant has chosen to categorize securities in its schedule of investments by asset type and sector, and not necessarily by industry. (The Registrant separately tracks the industry concentration of each Fund’s portfolio for compliance purposes.) This sector-based presentation may have the effect of suggesting that the Fund is making a somewhat focused investment. However, there are several industries in the financials sector, including banks, broker-dealers and insurance companies, which have differing risk characteristics. The Registrant is contemplating

Securities and Exchange Commission

November 30, 2012

revising the categorization of the securities within the Financials sector for future reports, and will also consider whether the Fund’s investments call for a change in the description of the Fund’s investment strategy and principal investment risks.

11.	Comment: Pursuant to Item 2(f) of Form N-CSR, registrants must either (1) file a copy of the Code of Ethics that applies to the Registrant’s Principal Executive Officer and Principal Financial Officer as an exhibit to the annual report; (2) post a copy of the Code of Ethics on its website and disclose the Internet address where the Code of Ethics is located; or (3) undertake to provide a copy of the Code of Ethics, free of charge, upon request, to any person who requests it. Item 2 of the Registrant’s Form N-CSR filed June 7, 2012 does not provide for any of these alternatives. Please address.

Response: Comment accepted. The Registrant undertakes to include the following statement in its next Form N-CSR filing with respect to its annual report, and all future Forms N-CSR filings with respect to annual reports:

The Funds will provide to any person without charge, upon request, a copy of the Funds’ code of ethics by mail after calling the Funds at 1-800-248-6314.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds

Rainier Investment Management, Inc.